[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

August 21, 2008

VIA EDGAR & FACSIMILE

Mr. Max A. Webb

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	DRS Technologies, Inc. Schedule 14A filed June 13, 2008 File No. 001-08533

Dear Mr. Webb:

On behalf of our client, DRS Technologies, Inc. (the “Company”), we are submitting this letter in connection with our discussions yesterday with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 13, 2008 (File No. 001-08533), Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 22, 2008 (File No. 001-08533), Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 11, 2008 (File No. 001-08533) and Amendment No. 3 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 18, 2008 (File No. 001-08533) (collectively, the “Preliminary Proxy Statement”).

In response to the oral comments of the Staff, we have provided additional disclosure on pages 24 and 26 of the Preliminary Proxy Statement and have made the other minor changes requested by the Staff, each as reflected in Amendment No. 4 to the Preliminary Proxy Statement that we are filing simultaneously herewith. Additional updating and the correction of typos is also reflected.

We understand that the Staff is seeking final review internally and we await confirmation that the review is complete prior to making arrangements for the filing of the definitive proxy statement.

Please do not hesitate to contact me at 212-735-3380 with any questions or comments you may have.

Very truly yours,

/s/ Jeffrey W. Tindell
Jeffrey W. Tindell
Skadden, Arps, Slate, Meagher & Flom LLP

cc:                                 Nina Laserson Dunn, Esq., Executive Vice President, General Counsel and Secretary, DRS Technologies, Inc.